UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2024

WESBANCO, INC.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza
Wheeling, West Virginia		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 304 234-9000

Former Name or Former Address, if Changed Since Last Report : Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	Nasdaq Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 11, 2024, Wesbanco, Inc. (the “Company” or “Wesbanco”) filed Articles of Amendment to its Amended and Restated Articles of Incorporation (the “Articles of Amendment”) with the Secretary of State of the State of West Virginia increasing the number of authorized shares of Wesbanco’s common stock, par value $2.0833 per share (“Common Stock”), from 100,000,000 shares to 200,000,000 shares, as further described in the joint proxy statement/prospectus relating to the special meeting of Wesbanco’s shareholders held on December 11, 2024 (the “Special Meeting”), as filed with the Securities and Exchange Commission on October 29, 2024. The Articles of Amendment became effective upon filing with the Secretary of State.

A copy of the Articles of Amendment is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference. The above description of the Articles of Amendment is qualified in its entirety by reference to such exhibit.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 11, 2024, Wesbanco held the Special Meeting to consider and vote upon the following matters:

1.
a proposal to approve the Agreement and Plan of Merger, dated as of July 25, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Wesbanco, Wesbanco Bank, Inc., a West Virginia corporation and a wholly-owned subsidiary of Wesbanco, Premier Financial Corp., an Ohio corporation (“Premier Financial”), and Premier Bank, an Ohio corporation and a wholly-owned subsidiary of Premier Financial, which provides for, among other things, the merger of Premier Financial with and into Wesbanco, with Wesbanco as the surviving entity (the “Merger”);
2.
a proposal to approve the issuance of shares of Wesbanco common stock, par value $2.0833 per share (“Common Stock”), pursuant to the Merger Agreement in connection with the Merger;
3.
a proposal to approve the adjournment of the Wesbanco special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement and the issuance of shares of Common Stock pursuant to the Merger Agreement in connection with the Merger; and
4.
a proposal to amend Wesbanco’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 shares to 200,000,000 shares.

All four proposals were approved by the required vote of Wesbanco’s shareholders at the special meeting, although an adjournment of the special meeting was not necessary in light of the approval by Wesbanco’s shareholders of the proposals to approve (i) the Merger Agreement and (ii) the issuance of shares of Common Stock pursuant to the Merger Agreement in connection with the Merger.

On the record date for the special meeting, Wesbanco had 66,872,229 shares of Common Stock outstanding and entitled to vote at the special meeting. The shareholders’ vote was as follows:

	For	Against	Abstain	Broker Non-Votes
1. Approval of the Merger Agreement	48,630,462	283,733	348,370	7,663,140
2. Approval of the issuance of shares of Wesbanco common stock pursuant to the Merger Agreement in connection with the Merger	48,665,185	398,519	198,861	7,663,140
3. Approval of the adjournment of the special meeting	46,359,828	2,693,939	208,799	7,663,140
4. Approval to amend Wesbanco’s amended and restated articles of incorporation	54,810,825	1,587,619	527,262	-

Item 8.01 Other Events.

On December 11, 2024, the Company and Premier Financial issued a joint press release announcing the results of the voting at the Special Meeting and the special meeting of Premier Financial’s shareholders also held on December 11, 2024. A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Matters set forth in the exhibits to this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between the Company and Premier Financial, that are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements in the exhibits to this filing are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the Company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting the Company’s operational and financial performance, the businesses of the Company and Premier Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the Company’s 2023 Annual Report on Form 10-K, Premier Financial’s 2023 Annual Report on Form 10-K, and documents subsequently filed by the Company and Premier Financial with the SEC. All forward-looking statements included in this filing are based on information available at the time of the release. Neither the Company nor Premier Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 (File No. 333-282519) (the “Registration Statement”) that includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2024. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which are both scheduled for December 11, 2024. In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by the Company or Premier with the SEC may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger.

Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger is included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

3.1 Articles of Amendment to Wesbanco, Inc.’s Amended and Restated Articles of Incorporation.

99.1 Joint Press Release issued by Wesbanco, Inc. and Premier Financial Corp., dated December 11, 2024.

104 Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Wesbanco, Inc. (registrant)

Date:	December 11, 2024	By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr. Senior Executive Vice President and Chief Financial Officer

Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

WESBANCO, INC.

Pursuant to the provisions of Section 1006, Article 10, Chapter 31D of the Code of West Virginia, the undersigned Corporation adopted the following Articles of Amendment to its Amended and Restated Articles of Incorporation, as amended:

FIRST: The name of the corporation is Wesbanco, Inc. (the “Corporation”).

SECOND: The following amendment (“Amendment”) to the Amended and Restated Articles of Incorporation was adopted by the Shareholders of the Corporation at a Special Meeting of the Shareholders on December 11, 2024, in the manner prescribed by W.Va. Code §31D-10-1003:

That the authorized common stock of the Corporation be increased from 100,000,000 shares of the par value of $2.0833 per share to 200,000,000 shares of the par value of $2.0833 per share.

THIRD: Article IV of the Amended and Restated Articles of Incorporation, as amended, of the Corporation shall, accordingly, be further amended and re-enacted to read as follows:

IV. The total number of shares of all classes of capital stock which the corporation shall have authority to issue shall be 201,000,000 shares, which shall be divided into 200,000,000 shares of common stock of the par value of $2.0833 per share, and 1,000,000 shares of preferred stock, without par value.

(1) The designations, powers, rights and preferences, and the qualifications, limitations and restrictions, of the preferred stock shall be as fixed and determined, from time to time, by the Board of Directors, and the Board of Directors is authorized and empowered at any time, and from time to time, to direct and provide for the issuance of shares of preferred stock in one or more classes or series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting power, and with such dividend rights, rates and conditions, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, as shall be fixed and determined, by the Board of Directors, by resolution or resolutions duly adopted.

FOURTH: The number of shares of common stock outstanding at the time of such adoption of the Amendment was 66,715,308 shares and the number of shares of common stock entitled to vote was 66,715,308.

FIFTH: The designation and number of outstanding shares of each class entitled to vote, as a class, were as follows:

CLASS NUMBER OF SHARES

Common 66,715,308

SIXTH: The number of shares voted for the Amendment was 54,810,825, the number of shares voted against the Amendment was 1,587,619; and the number of shares abstaining was 527,262.

SEVENTH: The number of shares of each class entitled to vote as a class voted for and against the Amendment was:

CLASS NUMBER OF SHARES VOTED

Common For: 54,810,825 Against: 1,587,619 Abstain: 527,262

EIGHTH: The manner in which any exchange, reclassification or cancellation of issued shares provided for in this Amendment shall be affected, is as follows: All outstanding common stock and preferred stock certificates shall be unaffected by the change and shall continue to represent the number of shares reflected thereon.

NINTH: The amount of the authorized capital stock of this Corporation shall be increased from the current 101,000,000 shares, which is divided into 100,000,000 shares of common stock of the par value of $2.0833 per share, and 1,000,000 shares of preferred stock, without par value, to 201,000,000 shares consisting of 200,000,000 shares of common stock of the par value of $2.0833, and 1,000,000 shares of preferred stock, without par value.

TENTH: Except as amended by these Articles of Amendment, the Amended and Restated Articles of Incorporation of the Corporation, as amended, shall remain in full force and effect.

ELEVENTH: The effective time of these Articles of Amendment is at 5:00 p.m. on the date of filing of these Articles of Amendment.

Dated this 11th day of December, 2024.

WESBANCO, INC.

By: /s/ Jeffrey H. Jackson

Jeffrey H. Jackson, President

And /s/ Linda M. Woodfin

Linda M. Woodfin, Secretary

STATE OF WEST VIRGINIA,

COUNTY OF OHIO, TO-WIT:

I, _Veronica M. Berisford, a Notary Public, do hereby certify that on this 11th day of December, 2024, personally appeared before me, JEFFREY H. JACKSON and LINDA M. WOODFIN, who, being by me first duly sworn, declared that they are the President and Secretary, respectively, of WESBANCO, INC., that they signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

/s/ Veronica M. Berisford

Notary Public

My commission expires: 2-19-2025

(SEAL)

This instrument was prepared by James C. Gardill, Esq., PHILLIPS, GARDILL, KAISER & ALTMEYER, PLLC, 61-14th Street, Wheeling, WV 26003.

Exhibit 99.1

PRESS RELEASE

For Immediate Release

WesBanco, Inc. and Premier Financial Corp. Announce Shareholder Approvals of Merger Agreement

WHEELING, W.Va., (December 11, 2024) — WesBanco, Inc. (“WesBanco”) (Nasdaq: WSBC) and Premier Financial Corp. (“Premier”) (Nasdaq: PFC) today announced that WesBanco’s shareholders and Premier’s shareholders have each voted overwhelmingly to adopt and approve, as applicable, all proposals relating to the previously announced merger agreement for WesBanco to acquire Premier. The votes were held at the respective special meetings of WesBanco’s shareholders and Premier’s shareholders today. Approximately 85% of the votes cast at WesBanco’s special meeting voted to approve the merger and to approve the proposal to issue shares of WesBanco common stock as described in the joint proxy statement/prospectus for the special meeting, and approximately 68% of the outstanding shares of Premier common stock voted to approve the proposal to adopt the merger agreement.

“Shareholder approval is a key milestone that reflects strong confidence in the opportunities this merger creates for our communities, customers, employees and shareholders,” said Jeff Jackson, President and Chief Executive Officer of WesBanco. “With this step complete, we look forward to receiving the required regulatory approvals and then scheduling the closing of the merger, so we can bring our community commitment and the resources of a stronger organization to all of our communities.”

With the completion of this critical milestone, the companies believe the merger is on track to close during the first quarter of 2025. The transaction remains subject to the completion of customary closing conditions, including the receipt of required regulatory approvals.

The merger will create a regional financial services institution with approximately $27 billion in assets, significant economies of scale, and strong pro forma profitability metrics. With complementary and contiguous geographic footprints, the combined company would be the 8th largest bank in Ohio, based on deposit market share, have increased presence in Indiana, and serve customers in nine states.

About WesBanco, Inc.

With over 150 years as a community-focused, regional financial services partner, WesBanco Inc. (NASDAQ: WSBC) and its subsidiaries build lasting prosperity through relationships and solutions that empower our customers for success in their financial journeys. Customers across our eight-state footprint choose WesBanco for the comprehensive range and personalized delivery of our retail and commercial banking solutions, as well as trust, brokerage, wealth management and insurance services, all designed to advance their financial goals. Through the strength of our teams, we leverage large bank capabilities and local focus to help make every community we serve a better place for people and businesses to thrive. Headquartered in Wheeling, West Virginia, WesBanco has $18.5 billion in total assets, with our Trust and Investment Services holding $6.1 billion of assets under management and securities account values (including annuities) of $1.9 billion through our broker/dealer, as of September 30, 2024. Learn more at www.wesbanco.com and follow @WesBanco on Facebook, LinkedIn and Instagram.

About Premier Financial Corp.

Premier Financial Corp. (Nasdaq: PFC), headquartered in Defiance, Ohio, is the holding company for Premier Bank. Premier Bank, headquartered in Youngstown, Ohio, operates 73 branches and nine loan offices in Ohio, Michigan, Indiana and Pennsylvania and also serves clients through a team of wealth professionals dedicated to each community banking branch. For more information, visit Premier's website at www.PremierFinCorp.com.

Matters set forth in this press release contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and Premier, that are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the Securities and Exchange Commission, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco’s operational and financial performance, the businesses of the WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the SEC. All forward-looking statements included in this press release are based on information available at the time of the release. Neither WesBanco nor Premier assumes any obligation to update any forward-looking statement.

WesBanco Investor Contact:

John H. Iannone

Senior Vice President, Investor Relations

304-905-7021

WesBanco Company Contact:

Alisha Hipwell

Executive Vice President, Corporate Communications

Alisha.Hipwell@wesbanco.com

304-234-9230

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